October 21, 2005

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Stream Communications Closing of Private Placements for 2005

Stream Communications Network & Media Inc. (“the Company” or “Stream”) announces the closing of an additional private placement of 1,344,014 units (“Unit”) at a subscription price of $0.1875 USD per unit.  Each Unit will be comprised of one common share and one half non-transferable share purchase warrant, with each two warrants entitling the holder to purchase an additional common share of the Company at a purchase price of $0.28 USD per common share for a period of two years.

On April 11, 2005 the Company announced completion of a private placement at a price of $0.75 USD.  As noted in the MD&A of the 2nd quarter financials released by the Company on August 25, 2005 the private placement was subject to a re-pricing clause to prevailing market prices.   This private placement was subsequently re-priced and closed at $0.60 USD per Unit for a total of 2,052,600 Units.  Each Unit is comprised of one common share and one half non-transferable share purchase warrant, with each two warrants entitling the holder to purchase an additional common share of the Company at a purchase price of $0.75 USD per common share for a period of two years.

Financing and Progress Report

On February 24, 2005 Stream announced its expansion objectives for 2005.   These objectives were based on the Company’s plans to raise $50 million USD, as previously announced in November 2004 when Stream engaged the services of WindyPoint Capital Inc. as sole and exclusive advisor for this purpose. These efforts were not successful and the financing engagement with WindyPoint has since expired.

To date Stream has raised $2,233,563 USD through private placements allowing the Company to purchase three networks, and increase its subscriber base by 7,400 new Cable TV subscribers and 2,100 Internet subscribers, generating approximately $900,000 USD in additional revenues per year and increasing the Company’s total RGU’s to 65,000 subscribers.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  With 65,000 subscribers currently, Stream is the 7th largest Cable TV operator in Poland.  Stream is one of the principal consolidators of the Cable Communications sector and is a leading Cable TV operator and Internet provider in the densely populated markets of Southern Poland.  Established in 2000, Stream has offices in Krakow and Vancouver.

Mike Young, Investor Relations

Tel. 604-669-2826  toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.